UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

C&J ENERGY SERVICES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

12467B304

(CUSIP Number)

Peter A. Nussbaum, Esq.
Point72 Asset Management, L.P.
72 Cummings Point Road
Stamford, CT 06902
(203) 890-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
CUSIP No. 12467B304	Page 2 of 9 Pages
1	NAME OF REPORTING PERSON Point72 Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 2,549,200 ** (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 2,549,200 ** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549,200 ** (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%** (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D/A
CUSIP No. 12467B304	Page 3 of 9 Pages
1	NAME OF REPORTING PERSON Point72 Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 2,549,200 ** (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 2,549,200 ** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549,200 ** (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%** (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D/A
CUSIP No. 12467B304	Page 4 of 9 Pages
1	NAME OF REPORTING PERSON Cubist Systematic Strategies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 4,898 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 4,898 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,898 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D/A
CUSIP No. 12467B304	Page 5 of 9 Pages
1	NAME OF REPORTING PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 2,554,098 ** (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 2,554,098 ** (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,554,098 ** (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%** (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Preliminary Note.     Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this “Amendment No. 2”) amends the Schedule 13D filed on August 6, 2014 (the “Original Schedule 13D”) and amended by the amendment to Schedule 13D filed on September 15, 2014 (“Amendment No. 1”) (the Original Schedule 13D, Amendment No. 1 and this Amendment No. 2 are collectively referred to herein as the “Schedule 13D”).  Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings given them in the Original Schedule 13D and Amendment No. 1.

This Amendment No. 2 is being filed to reflect certain changes to the amount of Common Stock of the Issuer reported herein as beneficially owned by the Reporting Persons.

Item 3.                          Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Portfolio Funds expended an aggregate of approximately $44,170,673.23 of investment capital to purchase the 2,554,098** shares of Common Stock reported hereby.  Such transactions were effected in open market purchases in the ordinary course of business and are held by the Portfolio Funds in commingled margin accounts, maintained at Goldman Sachs & Co., Credit Suisse First Boston, Morgan Stanley and JPMorgan Chase & Co., which may extend margin credit to the Portfolio Funds as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account.  The margin accounts may from time to time have debit balances.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 5.                                        Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

 (a) As of the close of business on October 15, 2014, the Reporting Persons beneficially owned an aggregate of 2,554,098** shares of Common Stock, representing approximately 4.6%** of the shares of Common Stock outstanding.  The percentages used herein are based upon 55,345,059 shares of Common Stock reported to be outstanding, as of August 1, 2014, by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2014.

Point72 Asset Management, Point72 Capital Advisors Inc., Cubist Systemic Strategies and Mr. Cohen own directly no shares of Common Stock.  Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by certain investment funds it manages.  Point72 Capital Advisors Inc. is the general partner of Point72 Asset

Management.  Pursuant to an investment management agreement, Cubist Systematic Strategies maintains investment and voting power with respect to the securities held by certain investment funds it manages.  Mr. Cohen controls each of Point72 Capital Advisors Inc. and Cubist Systematic Strategies.  By reason of the provisions of Rule 13d-3 of the Act, as amended, each of (i) Point72 Asset Management, Point72 Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 2,549,200** shares of Common Stock (constituting approximately 4.6%** of the shares of Common Stock outstanding) and (ii) each of Cubist Systematic Strategies and Mr. Cohen may be deemed to beneficially own 4,898 shares of Common Stock (constituting less than 0.1% of the shares of Common Stock outstanding).

(b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

(i) Point72 Asset Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 2,549,200** shares of Common Stock, constituting approximately 4.6%** of such class of securities;

(ii) Point72 Capital Advisors Inc. has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 2,549,200** shares of Common Stock, constituting approximately 4.6%** of such class of securities;

(iii) Cubist Systematic Strategies has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 4,898 shares of Common Stock, constituting less than 0.1% of such class of securities; and

(iv) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 2,554,098** shares of Common Stock, constituting approximately 4.6%** of such class of securities.

** Includes 1,000,000 shares of Common Stock subject to call options held by an investment fund managed by Point72 Asset Management.

(c) Information concerning transactions in the shares of Common Stock effected by the Portfolio Funds since the filing of the Amendment No. 1 is set forth in Schedule A hereto and is incorporated herein by reference.  All of such transactions were effected in open market transactions through various brokerage entities on the New York Stock Exchange.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by the Portfolio Funds.

(e) As of October 15, 2014 the Reporting Persons ceased to beneficially own more than five percent of the class of Common Stock.

Item 6.                                        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

As noted in Item 5 above, the Point72 Funds hold call options to acquire an aggregate of 1,000,000 shares of Common Stock.  Such options are included in the beneficial ownership amounts reported on this Schedule 13D.  The Point72 Funds also hold put options to sell an aggregate of 300,000 shares of Common Stock.

The Portfolio Funds may, from time to time, enter into and dispose of cash-settled equity swaps, contracts or other similar derivative contracts with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. The Portfolio Funds currently have short exposure to an aggregate of 15,941 shares of Common Stock.   In addition to the shares of Common Stock reported herein, the Portfolio Funds currently have long exposure to an aggregate of 770 shares of Common Stock through such contracts.  These contracts do not give the Reporting Persons, or the Portfolio Funds, direct or indirect voting, investment or dispositive control over any securities of the Issuer.  Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

Item 7.                                        Material to be filed as Exhibits.
1.   Schedule A - Trading History

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2014

POINT72 ASSET MANAGEMENT, L.P.

By:  /s/ Peter A. Nussbaum
Name:  Peter A. Nussbaum
Title:  Authorized Person

POINT72 CAPITAL ADVISORS, INC.

By:  /s/ Peter A. Nussbaum
Name:  Peter A. Nussbaum
Title:  Authorized Person

CUBIST SYSTEMATIC STRATEGIES, LLC

By:  /s/ Peter A. Nussbaum
Name:  Peter A. Nussbaum
Title:  Authorized Person

STEVEN A. COHEN

By:  /s/ Peter A. Nussbaum
Name:  Peter A. Nussbaum
Title:  Authorized Person

Schedule A

TRADING HISTORY

The amounts reported in the “Weighted Average Price” column in the table below reflect a weighted average price for the shares of Common Stock purchased or sold by an investment fund managed by the Reporting Person indicated.  The shares of Common Stock were purchased or sold, as applicable, in multiple transactions, each at a price within the ranges of price set forth in the “Range of Prices” column in the table below. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the ranges of prices set forth in the table below.

Trade Date	Name	Amount	Weighted Average Price	Range of Prices
9/16/2014	Point72 Asset Management	75000	27.65028	27.560 - 27.870
9/16/2014	Point72 Asset Management	- 598	27.77177	27.700 - 27.830
9/16/2014	Point72 Asset Management	- 102	27.69990	27.695 - 27.700
9/17/2014	Point72 Asset Management	- 15854	27.82801	27.530 - 27.995
9/17/2014	Point72 Asset Management	- 12000	28.22110	28.000 - 28.450
9/17/2014	Point72 Asset Management	- 146	28.05000	28.050 - 28.050
9/18/2014	Point72 Asset Management	100	27.99200	27.992 - 27.992
9/18/2014	Point72 Asset Management	4500	28.00000	28.000 - 28.000
9/18/2014	Point72 Asset Management	- 1792	28.31545	28.200 - 28.370
9/18/2014	Point72 Asset Management	- 308	28.33584	28.320 - 28.360
9/19/2014	Point72 Asset Management	- 427	28.52576	28.480 - 28.590
9/19/2014	Point72 Asset Management	- 73	28.55000	28.550 - 28.550
9/24/2014	Point72 Asset Management	- 58666	28.89581	28.760 - 28.995
9/24/2014	Point72 Asset Management	- 101420	29.05807	29.000 - 29.155
9/24/2014	Point72 Asset Management	- 14	29.17000	29.170 - 29.170
9/25/2014	Point72 Asset Management	14684	28.91957	28.830 - 28.990
9/25/2014	Point72 Asset Management	35316	29.08103	29.000 - 29.225
9/25/2014	Point72 Asset Management	- 256	29.10641	29.010 - 29.170
9/25/2014	Point72 Asset Management	- 44	28.99000	28.990 - 28.990
9/26/2014	Point72 Asset Management	- 1110	30.66595	30.370 - 30.920
9/26/2014	Point72 Asset Management	- 190	30.59000	30.590 - 30.590
9/29/2014	Point72 Asset Management	- 1800	30.70000	30.490 - 30.950
9/29/2014	Point72 Asset Management	- 675	31.06500	31.030 - 31.100
9/29/2014	Cubist Systematic Strategies	- 2919	30.73483	30.480 - 30.980
9/29/2014	Cubist Systematic Strategies	- 1781	31.07371	31.040 - 31.120
9/29/2014	Point72 Asset Management	- 300	30.71000	30.580 - 30.910
9/29/2014	Point72 Asset Management	- 125	31.05000	31.050 - 31.050
9/30/2014	Point72 Asset Management	- 119751	30.74343	30.480 - 30.999

9/30/2014	Point72 Asset Management	- 46044	31.16618	31.000 - 31.530
9/30/2014	Point72 Asset Management	- 512	30.65754	30.550 - 30.780
10/1/2014	Point72 Asset Management	- 2100	28.98512	28.960 - 28.998
10/1/2014	Point72 Asset Management	- 64964	29.41412	29.000 - 29.975
10/1/2014	Point72 Asset Management	- 92829	30.26761	30.010 - 30.760
10/1/2014	Point72 Asset Management	100	28.97000	28.970 - 28.970
10/1/2014	Point72 Asset Management	2564	29.23566	29.010 - 29.510
10/2/2014	Point72 Asset Management	- 12500	26.87741	26.775 - 26.995
10/2/2014	Point72 Asset Management	123	26.92309	26.910 - 26.980
10/2/2014	Point72 Asset Management	1558	27.29698	27.000 - 27.730
10/2/2014	Point72 Asset Management	- 59278	27.31488	27.000 - 27.990
10/2/2014	Point72 Asset Management	100	28.01000	28.010 - 28.010
10/2/2014	Point72 Asset Management	- 16142	28.32386	28.020 - 28.950
10/2/2014	Cubist Systematic Strategies	- 301	26.86651	26.820 - 26.950
10/2/2014	Cubist Systematic Strategies	- 1499	27.50417	27.040 - 27.780
10/2/2014	Cubist Systematic Strategies	- 700	28.09786	28.085 - 28.100
10/2/2014	Point72 Asset Management	- 300	26.96000	26.920 - 26.990
10/2/2014	Point72 Asset Management	- 1281	27.32109	27.030 - 27.720
10/2/2014	Point72 Asset Management	- 200	28.06000	28.030 - 28.090
10/3/2014	Cubist Systematic Strategies	- 200	26.73500	26.720 - 26.750
10/6/2014	Point72 Asset Management	- 56821	26.20034	26.000 - 26.610
10/6/2014	Point72 Asset Management	38000	26.72225	26.550 - 26.880
10/6/2014	Cubist Systematic Strategies	- 300	26.79333	26.700 - 26.870
10/7/2014	Point72 Asset Management	34374	25.86029	25.750 - 25.920
10/7/2014	Point72 Asset Management	- 11600	26.35979	26.355 - 26.376
10/7/2014	Point72 Asset Management	56600	26.41324	26.260 - 26.530
10/7/2014	Cubist Systematic Strategies	- 100	26.08000	26.080 - 26.080
10/8/2014	Point72 Asset Management	14378	24.24962	24.245 - 24.250
10/8/2014	Point72 Asset Management	35622	25.21586	25.100 - 25.350
10/8/2014	Cubist Systematic Strategies	- 100	24.84000	24.840 - 24.840
10/9/2014	Point72 Asset Management	63882	23.50567	23.230 - 23.990
10/9/2014	Point72 Asset Management	61118	24.29595	24.010 - 24.540
10/9/2014	Cubist Systematic Strategies	- 100	23.43000	23.430 - 23.430
10/10/2014	Point72 Asset Management	- 13115	21.83720	21.650 - 21.990
10/10/2014	Point72 Asset Management	- 36885	22.38211	22.010 - 22.970
10/10/2014	Cubist Systematic Strategies	- 100	22.49000	22.490 - 22.490
10/13/2014	Point72 Asset Management	- 20188	19.97046	19.930 - 19.995
10/13/2014	Point72 Asset Management	- 152536	20.35576	20.000 - 20.990
10/13/2014	Point72 Asset Management	- 68676	21.30009	21.000 - 21.950
10/13/2014	Point72 Asset Management	- 8600	22.04709	22.000 - 22.210

10/13/2014	Cubist Systematic Strategies	- 100	20.50000	20.500 - 20.500
10/14/2014	Point72 Asset Management	- 82109	18.95234	18.900 - 18.995
10/14/2014	Point72 Asset Management	- 17891	19.11319	19.000 - 19.280
10/14/2014	Cubist Systematic Strategies	- 200	19.60500	19.290 - 19.920
10/15/2014	Point72 Asset Management	- 109594	18.69136	18.360 - 18.990
10/15/2014	Point72 Asset Management	- 302203	19.49413	19.000 - 19.840
10/15/2014	Cubist Systematic Strategies	- 200	18.62500	18.500 - 18.750
10/15/2014	Cubist Systematic Strategies	- 100	19.00000	19.000 - 19.000